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                              July 29, 2021

       Suying Liu, Ph.D.
       Chief Executive Officer
       Mountain Crest Acquisition Corp II
       311 West 43rd Street
       12th Floor
       New York, NY 10036

                                                        Re: Mountain Crest
Acquisition Corp II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 13, 2021
                                                            File No. 333-255493

       Dear Dr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed July 13,
2021

       Questions and Answers About the Proposals
       What interests do MCAD's current officers and directors have in the Business Combination?, page 7

   1. Please update your disclosure here to quantify the aggregate dollar amount and describe the nature of what the
sponsor and its affiliates have at risk that depends on completion of a business combination.
Include the current value of securities held, loans extended, fees due, and out-of-pocket
expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
similar disclosure for the company   s officers and directors, if
                                                        material
 Suying Liu, Ph.D.
Mountain Crest Acquisition Corp II
July 29, 2021
Page 2
Better Therapeutics, Inc., page 17

2. We note your revised disclosure on page 17 in response to prior comment number 4 and reissue in part. Please expand your disclosure here to describe the number and types of sample payers that participated in your market research and describe what you mean when you state sample payers "responded with enthusiasm." To the extent sample payers responded negatively to your market research please include relevant disclosure or otherwise advise. In addition, we note your statement in your response that "BTX is focused on seeking coverage from payer groups other than Medicaid." Please add disclosure in your "Information About BTX" section, where appropriate, to clarify that your strategy seeks coverage from payer groups other than Medicaid. Summary Historical Financial Information of MCAD, page 32

3. Please present your common stock subject to possible redemption line item to be consistent with your historical financial statements.
Risk Factors, page 37

4. Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operation, page 97

5. Here under item (BB), you stated that you reversed $189k market-to-market impact of the change in fair value of the SAFEs for the year ended December 31, 2020. However, you also added back $3,042k increase in fair value of SAFEs outstanding as of March 31,
         2021, through the close of the Business Combination. Because you are giving effect to the transactions as if they occurred on January 1, 2020, it is unclear why you would not adjust to remove all fair value changes of the SAFEs that will be converted, similar to your pro forma adjustment for the three months ended March 31, 2021.
Pivotal study of BT-001, page 157

6. We note your response to prior comment number 24 and revised risk factor disclosure on page 53 and reissue in part. Please add similar disclosure describing the virtual aspects of
FirstName LastNameSuying Liu, Ph.D.
       your trial to your description of your pivotal study of BT-001 section on page 157. In
Comapany    NameMountain
       addition,             Crest
                  please update    Acquisition
                                your heading toCorp   II that you study of
BT-001 is "potentially"
                                                 qualify
July 29,pivotal and make
         2021 Page   2    similar updates throughout the registration
statement, as applicable.
FirstName LastName
 Suying Liu, Ph.D.
FirstName  LastNameSuying  Liu, Ph.D.
Mountain Crest Acquisition Corp II
Comapany
July       NameMountain Crest Acquisition Corp II
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
BTX's Solution, page 158

7. We note your response to comment 17 and the revised disclosure on pages 164-165 and reissue in part. We continue to note your conclusory statement regarding the safety or
         efficacy of your product candidates when you state,    [BT-001   s]
strong efficacy signal.
         Since findings of safety and efficacy are solely within the authority of the FDA and are assessed throughout all clinical trial phases, please revise to remove any statements that suggest the efficacy of your product candidates. In addition, we note your disclosure
         that    BTX demonstrated comparable efficacy in lowering A1c to orally administered
         medications with fewer side effects.    However, we note your
completed pilot study
         enrolled patients who "were taking 2.2 antihyperglycemic medications." Please provide your basis for your claim that BTX demonstrated comparable efficacy in lowering A1c to orally administered medications given that it does not appear that you have performed a head-to-head study and it also appears that participants in your pilot study continued taking antihyperglycemic medications or otherwise advise.
BTX's Platform, page 160

8. We note your response to prior comment number 20 and revised disclosure on pages 161-
         162. Given that you currently do not have any FDA approved products, please revise your
         claim that, "BTX   s platform supports the rapid discovery and
validation of PDTs that treat
         CMDx using nCBT to address root causes."
Changes in FBG Observed in a Pilot Study of BT-001, page 165

9. We note you response to prior comment 22 and reissue in part. Please delete footnote 1 in your graphic on page 165 or revise to clarify what you mean when you say, "[t]he FDA approvable endpoint is a reduction in A1c of -0.4% compared to control." We further note, that the graphic depicts the results of your pilot study, which does not appear to have a control group.
Early feasibility study, page 167

10. We note you response to prior comment 22, including your inclusion of additional disclosure of certain p values with respect to BT-001. Please revise your disclosure here to disclose the p values and indicate whether each reported study result for your other product candidates were statistically significant.
Use of Proceeds, page 187

11. We note your response to prior comment number 16 and revised disclosure on page
         187. Please revise to provide more specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose. In this regard, consider disclosing the amount of proceeds that you plan to use for the continued
         development of BT-001, including your ongoing potentially pivotal trial for BT-001.
 Suying Liu, Ph.D.
Mountain Crest Acquisition Corp II
July 29, 2021
Page 4
Employment Agreements and Offer Letters
Kevin Applebaum, page 193

12. We note your response to prior comment 26 and reissue in part. Please add narrative disclosure describing and quantifying Mr. Applebaum's annual base salary,
      target bonus and transaction bonus.
Director Compensation, page 201

13. We note that prior to the Business Combination you intend to enter into an executive chairperson agreement with Mr. Perry. Please file this agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
General

14. We note that you deleted your prior disclosure that "BTX has entered into a research
      collaboration with Steward Health Care Network (   Steward   ) to conduct
a one-year real
      world use study of BT-001 in up to 1,000 patients" which was expected to begin enrollment "by mid 2021." Please advise if the research collaboration agreement was terminated. To the extent the research collaboration agreement was terminated, please update your disclosure to provide an explanation for the termination.
       You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameSuying Liu, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp II
                                                           Office of Life
Sciences
July 29, 2021 Page 4
cc:       Andrei Sirabionian, Esq.
FirstName LastName